As filed with the Securities and Exchange Commission on June 28, 2000.
                                                             File No. 811-6649

                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                AMENDMENT NO. 10

                                       TO

                                    FORM N-1A

                             REGISTRATION STATEMENT

                    UNDER THE INVESTMENT COMPANY ACT OF 1940

                             MONEY MARKET PORTFOLIO
               (Exact Name of Registrant as Specified in Charter)

                       P.O. Box 7177, 6000 Memorial Drive
                               Dublin, Ohio 43017
                    (Address of Principal Executive Offices)

        Registrant's Telephone Number, including Area Code: 614-766-7000

    Donald F. Meeder, P.O. Box 7177, 6000 Memorial Drive, Dublin, Ohio 43017
                     (Name and Address of Agent for Service)

                                    Copy to:

                                 James B. Craver
                                  P. O. Box 811
                              Dover, MA 02030-0811



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                                EXPLANATORY NOTE


     This Amendment No. 10 (the "Amendment") to the Registrant's Registration Statement on Form N-1A is being filed pursuant to Section 8(b) of the Investment Company Act of 1940, as amended, in order to include new disclosure in Part A which reflects that the Registrant reserves the right to pay shareholders redemption proceeds by a distribution in kind of portfolio securities, rather than cash. The Amendment does not otherwise affect Part A, Part B, Part C, or the accompanying exhibits of the Registrant's Registration Statement filed on May 1, 2000, which are incorporated herein by reference.



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                                     PART A

     Responses to Items 1, 2, 3, 5, and 9 have been omitted pursuant to paragraph 2 of Instruction B of the General Instructions to Form N-1A.

ITEM 4.  INVESTMENT OBJECTIVES, PRINCIPAL INVESTMENT STRATEGIES AND
                  RELATED RISKS.

     Money Market Portfolio (the "Portfolio") is a diversified, open-end management investment company which was organized as a trust under the laws of the State of New York on November 1, 1991.

     Beneficial interests in the Portfolio are offered solely in private placement transactions which do not involve any "public offering" within the meaning of Section 4(2) of the Securities Act of 1933, as amended (the "1933 Act"). Investments in the Portfolio may only be made by investment companies, insurance company separate accounts, common or commingled trust funds or similar organizations or entities which are "accredited investors" as defined in Regulation D under the 1933 Act. This Registration Statement does not constitute an offer to sell, or the solicitation of an offer to buy, any "security" within the meaning of the 1933 Act.


     The Portfolio's investment adviser is Meeder Asset Management, Inc. (the "Adviser"), formerly known as R. Meeder & Associates, Inc. The Portfolio seeks to provide current income while maintaining a stable share price of $1.00. To pursue this goal, the fund invests primarily in high-quality, short-term money market instruments, such as securities backed by the full faith and credit of the U.S. government, securities issued by U.S. government agencies, or obligations issued by corporations and financial institutions.


     The Portfolio, like all money funds, follows SEC guidelines on the quality, maturity and diversification of its investments. These guidelines are designed to help reduce a money fund's risks so that it is more likely to keep its share price at $1.00.

     o The Portfolio only buys securities that the adviser determines present minimal credit risks and that are rated in one of the top two short-term rating categories or that are comparable unrated securities in the adviser's opinion.

     o The Portfolio only buys securities with remaining maturities of 397 calendar days or less and maintains a dollar-weighted average portfolio maturity of 90 days or less.


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     o    Generally, the Portfolio may not invest more than 5% of its total assets in the securities of a single issuer, other than in U.S. government securities.

     o Generally, the adviser will attempt to purchase securities with longer maturities when it believes interest rates are falling and will attempt to purchase securities with shorter maturities when it believes interest rates are rising.

     The Portfolio will limit its purchases to U.S. government securities and securities of its agencies and instrumentalities, bank obligations and instruments secured thereby, high quality commercial paper, high grade corporate obligations, funding agreements and repurchase agreements.

     The manager seeks to achieve its goal by investing in high-quality money market instruments which mature in 397 days or less. Also, the Portfolio will seek to minimize changes in the value of its assets due to market factors by maintaining a dollar-weighted average portfolio maturity of 90 days or less.

     The Portfolio may change its average portfolio maturity or level of quality to protect its net asset value when it is perceived that changes in the liquidity of major financial institutions may adversely affect the money markets. Consequently, for temporary defensive purposes, the Portfolio may shorten the average maturity of its investments and/or invest only in the highest quality debt instruments, including, for example, U.S. government or agency obligations.

MONEY MARKET INSURANCE.

     The Portfolio is insured by ICIM Re (the "Insurer"), a wholly-owned subsidiary of ICI Mutual Insurance Company, against specific types of losses on certain money market instruments ("eligible securities") held by the Portfolio. The specific types of losses are losses from non-payment of principal or interest, or a bankruptcy or insolvency of the issuer or credit provider, if any. The insurance does not cover losses resulting from changes in interest rates or other market developments. The Insurer charges the Portfolio an annual premium for the insurance. The Portfolio may recover no more than $100 million annually and the Portfolio may only recover if the amount of the loss exceeds 0.10% of its eligible instruments. The Fund and another money market fund sponsored by the manager have invested all of their investable assets in the Portfolio. The benefit of any recovery would be shared by the Fund and such other money market fund on the basis of their respective beneficial interests in the Portfolio. The Portfolio and the Fund may incur losses regardless of the insurance.


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MAIN RISK FACTORS.

     The fund is subject to income risk, which is the possibility that the fund's dividends or income will decline because of falling interest rates. The fund is subject, to a limited extent, to credit risk, which is the possibility that the issuer of a security owned by the fund will be unable to repay interest and principal in a timely manner.

     An investment in the fund is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency. Although the fund seeks to preserve the value of your investment at $1.00 per share, it is possible to lose money by investing in the fund.


ITEM 6.  MANAGEMENT, ORGANIZATION AND CAPITAL STRUCTURE.

     The Portfolio's Board of Trustees provides broad supervision over the affairs of the Portfolio. The address of the Adviser is P.O. Box 7177, 6000 Memorial Drive, Dublin, Ohio 43017. A majority of the Portfolio's Trustees are not affiliated with the Adviser. Firstar, N.A., Cincinnati ("Firstar") is the Portfolio's custodian and Mutual Funds Service Co. is the Portfolio's transfer agent and dividend paying agent. The address of the custodian is 425 Walnut Street, Cincinnati, Ohio 45202 and the address of MFSCo is 6000 Memorial Drive, Dublin, Ohio 43017.

     The Portfolio has not retained the services of a principal underwriter or distributor, as interests in the Portfolio are offered solely in private placement transactions.

     The Adviser has been an adviser to individuals and retirement plans since 1974 and has served as investment adviser to registered investment companies since 1982. The Adviser serves the Portfolio pursuant to an Investment Advisory Agreement under the terms of which it has agreed to provide an investment program within the limitations of the Portfolio's investment policies and restrictions, and to furnish all executive, administrative, and clerical services required for the transaction of Portfolio business, other than accounting services and services which are provided by the Portfolio's custodian, transfer agent, independent accountants and legal counsel.


     The Adviser was incorporated in Ohio in 1974 and maintains its principal offices at 6000 Memorial Drive, Dublin, Ohio 43017. The Adviser is a wholly-owned subsidiary of Meeder Financial. Meeder Financial is controlled by Robert S. Meeder, Sr. through the ownership of voting common stock. Meeder Financial conducts business only through its subsidiaries which are the Adviser; Mutual Funds Service Co; Adviser Dealer Services, Inc., a registered broker-dealer; Opportunities Management Co., a venture capital investor; Meeder Advisory Services, Inc., a registered investment adviser; and OMCO, Inc., a



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registered commodity trading adviser and commodity pool operator.

     The Adviser's officers and directors, their principal offices, are as follows: Robert S. Meeder, Sr., Chairman and Sole Director; Robert S. Meeder, Jr., President and Treasurer; Philip A. Voelker, Senior Vice President and Chief Investment Officer; Donald F. Meeder, Vice President and Secretary; Thomas E. Line, Chief Operating Officer; Michael J. Sullivan, Vice President of Sales and Marketing; and Wesley F. Hoag, Vice President and General Counsel.

     Philip A. Voelker is the portfolio manager primarily responsible for the day-to-day management of the Portfolio. Mr. Voelker is a Trustee and Vice President of the Portfolio, Vice President and Trustee of The Flex-funds and Meeder Advisor Funds and Senior Vice President and Chief Investment Officer of the Adviser. Mr. Voelker has been associated with the Adviser since 1975 and has managed the Portfolio since 1985.

     The Adviser earns an annual fee, payable in monthly installments, at the rate of 0.40% of the first $100 million and 0.25% in excess of $100 million of the Portfolio's average net assets.

                          TRANSFER AGENT AND CUSTODIAN


     The Portfolio has entered into an Administration and Accounting Services Agreement with Mutual Funds Service Co., 6000 Memorial Drive, Dublin, Ohio 40317, a wholly-owned subsidiary of Meeder Financial, pursuant to which Mutual Funds Service Co. provides accounting, transfer agency and dividend disbursing services to the Portfolio. Mutual Funds Service Co. receives from the Portfolio a minimum annual fee for accounting services of $30,000. Subject to this minimum fee, the Portfolio's annual fee, payable monthly, is computed at the rate of 0.15% of the first $10 million, 0.10% of the next $20 million, 0.02% of the next $50 million and 0.01% in excess of $80 million of the Portfolio's average net assets. For the year ended December 31, 1999 total payments from the Portfolio to Mutual Funds Service Co. amounted to $862,195.


     Pursuant to a Custody Agreement, Firstar acts as the custodian of the Portfolio's assets. See Part B for more detailed information concerning custodial arrangements.

                                    EXPENSES

     The expenses of the Portfolio include the compensation of its Trustees who are not affiliated with the Adviser; governmental fees; interest charges; taxes; fees and expenses of independent auditors, of legal counsel and of any transfer agent, custodian, registrar or dividend disbursing agent of the Portfolio; insurance premiums; expenses of calculating the net asset value of, and the net


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income on, the Portfolio; all fees under its Administration and Accounting
Services and Subadministrative Services Agreements; the expenses connected with the execution, recording and settlement of security transactions; fees and expenses of the Portfolio's custodian for all services to the Portfolio, including safekeeping of funds and securities and maintaining required books and accounts; expenses of preparing and mailing reports to investors and to governmental officers and commissions; expenses of meetings of investors and Trustees; and the advisory fees payable to the Adviser under the Investment Advisory Agreement.

ITEM 6.  SHAREHOLDER INFORMATION.

CAPITAL STOCK AND OTHER SECURITIES

     The Portfolio is organized as a trust under the laws of the State of New York. Under the Declaration of Trust, the Trustees are authorized to issue beneficial interests in the Portfolio. Each investor is entitled to a vote in proportion to the amount of its investment in the Portfolio. Investments in the Portfolio may not be transferred, but an investor may withdraw all or any portion of its investment at any time at net asset value. Investors in the Portfolio (E.G., investment companies, insurance company separate accounts and common and commingled trust funds) will each be liable for all obligations of the Portfolio. However, the risk of an investor in the Portfolio incurring financial loss on account of such liability is limited to circumstances in which both inadequate insurance existed and the Portfolio itself was unable to meet its obligations.

     The net income of the Portfolio is determined each day on which the New York Stock Exchange is open for trading (and on such other days as are deemed necessary in order to comply with Rule 22c-1 under the 1940 Act) ("Fund Business Day"). This determination is made once during each such day. All the net income of the Portfolio, as defined below, so determined is allocated PRO RATA among the investors in the Portfolio at the time of such determination.

     For this purpose the net income of the Portfolio (from the time of the immediately preceding determination thereof) shall consist of (i) all income accrued, less the amortization of any premium, on the assets of the Portfolio, less (ii) all actual and accrued expenses of the Portfolio determined in accordance with generally accepted accounting principles. Interest income includes discount earned (including both original issue and market discount) on discount paper accrued ratably to the date of maturity and any net realized gains or losses on the assets of the Portfolio.

     Investments in the Portfolio have no preemptive or conversion rights and are fully paid and nonassessable, except as set forth below. The Portfolio is not required to hold annual meetings of investors but the Portfolio will hold special meetings of investors when in the judgment of the Trustees it is

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necessary or desirable to submit matters for an investor vote. Investors have the right to communicate with other investors to the extent provided in Section 16(c) of the 1940 Act in connection with requesting a meeting of investors for the purpose of removing one or more Trustees, which removal requires a two-thirds vote of the Portfolio's beneficial interests. Investors also have under certain circumstances the right to remove one or more Trustees without a meeting. Upon liquidation or dissolution of the Portfolio, investors would be entitled to share PRO RATA in the net assets of the Portfolio available for distribution to investors.

     Under the anticipated method of operation of the Portfolio, the Portfolio will not be subject to any income tax. However, each investor in the Portfolio will be taxable on its share (as determined in accordance with the governing instruments of the Portfolio) of the Portfolio's taxable income, gain, loss, deductions and credits in determining its income tax liability. The determination of such share will be made in accordance with the Internal Revenue Code of 1986, as amended, and regulations promulgated thereunder.

     The Portfolio's assets, income and distributions are managed in such a way that an investor in the Portfolio will be able to satisfy the requirements of Subchapter M of the Internal Revenue Code of 1986, as amended, assuming that the investor invested all of its investable assets in the Portfolio.

     Investor inquiries may be directed to the Portfolio at 6000 Memorial Drive, Dublin, Ohio 43017.

PURCHASE OF SECURITIES

     Beneficial interests in the Portfolio are issued solely in private placement transactions which do not involve any "public offering" within the meaning of Section 4(2) of the 1933 Act. Investments in the Portfolio may only be made by investment companies, insurance company separate accounts, common or commingled trust funds or similar organizations or entities which are "accredited investors" as defined in Regulation D under the 1933 Act. This Registration Statement does not constitute an offer to sell, or the solicitation of an offer to buy, any "security" within the meaning of the 1933 Act.

     An investment in the Portfolio may be made without a sales load at the net asset value next determined after an order is received in "good order" by the Portfolio. The net asset value of the Portfolio is determined on each Fund Business Day. Securities are valued at amortized cost, which the Trustees of the Portfolio have determined in good faith constitutes fair value for the purposes of complying with the 1940 Act. This valuation method will continue to be used until such time as the Trustees of the Portfolio determine that it does not constitute fair value for such purposes.


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     There is no minimum initial or subsequent investment in the Portfolio.
However, since the Portfolio intends to be as fully invested at all times as is reasonably practicable in order to enhance the yield on its assets, investments must be made in federal funds (I.E., monies credited to the account of the Portfolio's custodian bank by a Federal Reserve Bank).

     The Portfolio reserves the right to cease accepting investments at any time or to reject any investment order.

     Each investor in the Portfolio may add to or reduce its investment in the Portfolio on each Fund Business Day. As of 4:00 p.m., New York time, on each such day, the value of each investor's beneficial interest in the Portfolio will be determined by multiplying the net asset value of the Portfolio by the percentage, effective for that day, which represents that investor's share of the aggregate beneficial interests in the Portfolio. Any additions or reductions, which are to be effected as of 4:00 p.m., New York time, on such day, will then be effected. The investor's percentage of the aggregate beneficial interests in the Portfolio will then be recomputed as the percentage equal to the fraction (i) the numerator of which is the value of such investor's investment in the Portfolio as of 4:00 p.m., New York time, on such day plus or minus, as the case may be, the amount of net additions to or reductions in the investor's investment in the Portfolio effected as of 4:00 p.m., New York time, on such day, and (ii) the denominator of which is the aggregate net asset value of the Portfolio as of 4:00 p.m., New York time, on such day, plus or minus, as the case may be, the amount of net additions to or reductions in the aggregate investments in the Portfolio by all investors in the Portfolio. The percentage so determined will then be applied to determine the value of the investor's interest in the Portfolio as of 4:00 p.m., New York time, on the following Fund Business Day.

REDEMPTION OR REPURCHASE

     An investor in the Portfolio may reduce any portion or all of its investment at any time at the net asset value next determined after a request in "good order" is furnished by the investor to the Portfolio. The proceeds of a reduction will be paid by the Portfolio in federal funds normally on the business day the reduction is effected, but in any event within seven days. Investments in the Portfolio may not be transferred.

     The right of any investor to receive payment with respect to any reduction may be suspended or the payment of the proceeds therefrom postponed during any period in which the New York Stock Exchange is closed (other than weekends or holidays) or trading on such Exchange is restricted, or, to the extent otherwise permitted by the 1940 Act, if an emergency exists.


     The Portfolio has reserved the right to pay redemption proceeds by a distribution in kind of portfolio securities (rather than cash) in the event of an emergency or when, in the opinion of the Portfolio or the Adviser, payment in cash would be harmful to existing investors. In these circumstances, the securities distributed would be valued at the price used to compute the Portfolio's net assets and the redeeming investor may incur brokerage and transaction charges in converting the securities to cash. The Portfolio does not intend to redeem illiquid securities in kind. If this happens, however, the redeeming investor may not be able to recover its investment in a timely manner.



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ITEM 8.  DISTRIBUTION ARRANGEMENTS.

     Beneficial interests in the Portfolio are issued solely in private placement transactions which do not involve any "public offering" within the meaning of Section 4(2) of the 1933 Act. Investments in the Portfolio may only be made by investment companies, insurance company separate accounts, common or commingled trust funds or similar organizations or entities which are "accredited investors" as defined in Regulation D under the 1933 Act. This Registration Statement does not constitute an offer to sell, or the solicitation of an offer to buy, any "security" within the meaning of the 1933 Act.


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                                   SIGNATURES

     Pursuant to the requirements of the Investment Company Act of 1940, the Registrant has duly caused this Amendment to its Registration Statement on Form N-1A to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Dublin and State of Ohio on the 28th day of June, 2000.

                                          MONEY MARKET PORTFOLIO

                                       By: Wesley F. Hoag
                                          -------------------------
                                          Wesley F. Hoag
                                          Vice President